ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update: Routine Announcements from
5 June to 10 July 2009

DATE	DETAILS
10 July 2009	Director’s Other Appointment (Noting Sir John Parker appointed Chairman of Anglo American plc)

8 July 2009	Director’s Other Appointment (Noting John Allan appointed NED of 3i Group plc)

7 July 2009	Directors Interests-Share Incentive Plan-monthly update

7 July 2009	Director Share Purchase- Maria Richter

1 July 2009	Director Share Interests- Performance Share Plan -2005 Award Release

30 June 2009	Voting Rights and Capital (and monthly update)

26 June 2009	Director Share Interests- Performance Share Plan Awards 2009

23 and 25 June 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

16 June 2009	Director Interests-Deferred Share Plan 06’ Release/M Fairbairn Exec. Options Exercise

15 June 2009	Directors Interests- Deferred Share Plan Awards 2009

8 June 2009	Directors Interests-Share Incentive Plan-monthly update

8 June 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

Note: During the period, three separate ‘same day’ Forms 6-k were sent:

16 June 2009: ‘Annual Report and Accounts Published’; and ‘Annual Review 2008/09’
10 June 2009: ‘SCRIP Dividend Update’